     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1996

                                           REGISTRATION STATEMENT NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ------------------

                           COLE NATIONAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    Delaware
                          (STATE OR OTHER JURISDICTION
                       OF INCORPORATION OR ORGANIZATION)
                                   34-1453189
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                               ------------------

                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124
                                 (216) 449-4100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ------------------

                                WAYNE L. MOSLEY
                         Vice President and Controller
                           Cole National Corporation
                             5915 Landerbrook Drive
                          Mayfield Heights, Ohio 44124
                                 (216) 449-4100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                               ------------------

                                   COPIES TO:

           DAVID P. PORTER, Esq.                  THOMAS F. MCKEE, Esq.
        Jones, Day, Reavis & Pogue               Calfee, Halter & Griswold
           901 Lakeside Avenue                      800 Superior Avenue
          Cleveland, Ohio 44114                    Cleveland, Ohio 44114
              (216) 586-3939                          (216) 622-8200

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.
                               ------------------

    If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following
box.   / /
    If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   / /

                               ------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED        PROPOSED
                                                                      MAXIMUM         MAXIMUM
                                                       AMOUNT        OFFERING        AGGREGATE            AMOUNT OF
             TITLE OF EACH CLASS OF                    TO BE         PRICE PER       OFFERING           REGISTRATION
           SECURITIES TO BE REGISTERED               REGISTERED      SHARE(1)        PRICE(1)                FEE
- ----------------------------------------------------------------------------------------------------------------------
  Class A Common Stock, par value $.001 per
    share........................................     1,437,500(2)   $20.0625       $28,839,844           $9,944.78
- ----------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(2) Includes 187,500 shares that may be sold to cover over-allotments.
                               ------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 1996
                                1,250,000 SHARES
                           COLE NATIONAL CORPORATION
                              CLASS A COMMON STOCK
     All of the shares of Class A Common Stock, par value $.001 per share, offered hereby are being offered by Cole National Corporation, a Delaware corporation (the "Company"). The Class A Common Stock ("Common Stock") is the only class of common stock outstanding and each share of Common Stock is entitled to one vote per share. The shares of Common Stock offered hereby are listed on the New York Stock Exchange under the symbol "CNJ." On June 11, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $20.625 per share.

                            ------------------------

      SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                              PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT (1)      COMPANY (2)
- -------------------------------------------------------------------------------------------
Per Share...............................         $                 $                 $
- -------------------------------------------------------------------------------------------
Total(3)................................         $                 $                 $
- -------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Does not include expenses payable by the Company estimated at $175,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 187,500 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $            , $           and $            , respectively. See
    "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to receipt and acceptance of the shares by them. The Underwriters reserve the right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made against payment therefor at the offices of McDonald & Company Securities, Inc. or through the facilities of the Depository
Trust Company on or about                , 1996.

 MCDONALD & COMPANY         SMITH BARNEY INC.
 SECURITIES, INC.

               The date of this Prospectus is             , 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the SEC a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act of 1933 (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

     Unless the context otherwise requires, references herein to the "Company" include the Company and its direct and indirect subsidiaries.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the SEC pursuant to the Exchange Act are incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended February 3, 1996 (File No. 1-12814).

          2. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A filed February 14, 1994, as amended April 6, 1994.

          3. The description of the Company's Stockholders' Rights Plan set forth in the Company's Registration Statement on Form 8-A filed September 7, 1995.

          4. The Company's Quarterly Report on Form 10-Q for the quarterly period ended May 4, 1996 (File No. 1-12814).

     All documents filed by the Company with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Certain of the documents incorporated by reference contain forward-looking statements. All forward-looking statements involve risk and uncertainty. Actual results may be materially affected by a variety of factors, some of which may be beyond the control of the Company. See "Risk Factors."

     THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT ARE INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO JOHN F. DOWNIE, SECRETARY, COLE NATIONAL CORPORATION, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 5915 LANDERBROOK DRIVE, MAYFIELD HEIGHTS, OHIO 44124, TELEPHONE NUMBER (216) 449-4100. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Cole National Corporation (the "Company") is a leading national specialty service retailer operating over 2,300 retail locations in 49 states. The Company's businesses are conducted through two operating units, Cole Vision Corporation ("Cole Vision") and Cole Gift. The Company differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations. The Company seeks to ensure a high level of customer satisfaction by offering a "total satisfaction" guaranty on all its products and services.

COLE VISION

     Cole Vision, which generated approximately 53% of the Company's net sales in the year ended February 3, 1996 ("fiscal 1995"), is the largest retailer of eyewear products and optometric services in the United States in terms of number of locations. As of May 4, 1996, Cole Vision operated 1,022 locations, including 957 leased locations within Sears, Montgomery Ward and other host stores and 63 freestanding stores operated under the name "Sears Optical." Cole Vision also offers comprehensive eyecare benefits to major employers and health care providers through its managed vision care program. Cole Vision's product line includes a broad selection of prescription eyeglasses, contact lenses and accessories at all of its locations. In 944 Cole Vision locations, a doctor of optometry provides eye examination services on the premises. Cole Vision strives to provide its customers with exceptional patient care and value by combining the personal service typically associated with a private doctor of optometry with the broad product selection and cost benefits of a large optical chain. Each of Cole Vision's optical departments is computer linked to Cole Vision's five centralized manufacturing laboratories, enabling it to provide next day delivery on most eyewear when requested by its customers. Cole Vision believes that its central processing laboratories enable it to manufacture products of a more consistent quality, at a lower per unit cost and with lower capital and inventory investments, than optical superstores that utilize in-store laboratories.

COLE GIFT

     Cole Gift, which generated approximately 47% of the Company's net sales in fiscal 1995, is comprised of personalization gift stores, operated by Things Remembered, Inc. ("Things Remembered") and Cole Gift Centers, Inc. ("CGC"), offering "while you shop" gift engraving, key duplicating, glass etching and monogramming, as well as related merchandise. As of May 4, 1996, Things Remembered operated 782 retail locations in enclosed shopping malls, while CGC operated 504 leased locations in Sears and other host stores. Cole Gift offers a successful combination of retail and service formats that no other company is employing on a national scale. Things Remembered and CGC each offers a wide assortment of engravable gift items, including Cross and Parker writing instruments and clocks by Bulova and Seiko, at prices generally ranging from $10 to $75. Cole Gift achieves operational efficiencies and reduces costs through a computerized carousel system at its central distribution facility and computer engravers at many of its stores.

OPERATING RESULTS

     The Company has operated each of its specialty service retailing businesses for over 25 years. Over this period, the Company has refined its retailing formats to produce a strong record of growing sales and operating income. In fiscal 1995, comparable store sales increased 3.4% and operating income rose 7.0% over prior year levels. During the first quarter ended May 4, 1996, comparable store sales increased 7.6% and operating income rose 30.0% over the same period in fiscal 1995. Since 1983, combined sales of Cole Vision and Cole Gift grew at a compound annual rate of 8.8%, reaching $577.1 million in fiscal 1995. During the same period, operating income grew at a compound annual rate of 13.4%, to $46.0 million in fiscal 1995. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

                                  THE OFFERING

      Common Stock offered by the Company.................  1,250,000 shares(1)
      Common Stock to be outstanding after the Offering...  11,747,227 shares (2)
      NYSE symbol.........................................  CNJ

(1) Does not include up to 187,500 shares of Common Stock to be sold if the Underwriters' over-allotment option granted by the Company is exercised in full. See "Underwriting."

(2) Excludes 1,343,404 shares issuable upon the exercise of stock options and 173,675 shares issuable upon exercise of warrants held by various investors outstanding as of June 10, 1996.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the Offering for general corporate purposes which may include repurchasing 11.25% Senior Notes due 2001 (the "CNG Notes") issued by Cole National Group, Inc., a wholly owned subsidiary of the Company ("CNG"), or financing acquisitions as they may arise. To the extent the Company repurchases CNG Notes at a premium, such repurchases would result in a charge to earnings which, if material, would be accounted for as an extraordinary charge to earnings.

                            SELECTED FINANCIAL DATA

     Set forth below are selected financial data of the Company for fiscal years 1991 through 1995 which have been derived from the Company's audited consolidated financial statements for those years. Also set forth below are selected summary financial data of the Company for the 13 weeks ended April 29, 1995 and May 4, 1996, which have been derived from unaudited financial statements for those periods. The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 3, 1996 is referred to as "fiscal 1995." Fiscal 1995 consisted of a 53-week period; all other fiscal years presented consisted of 52-week periods. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                             FISCAL YEAR ENDED                              13 WEEKS ENDED
                                      ----------------------------------------------------------------   ---------------------
                                        FEB. 1,      JAN. 30,      JAN. 29,     JAN. 28,     FEB. 3,     APRIL 29,    MAY 4,
                                         1992          1993          1994         1995         1996        1995        1996
                                      -----------   -----------   ----------   ----------   ----------   ---------   ---------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
OPERATING RESULTS:
  Net sales.........................   $ 426,453     $ 428,066     $472,888     $528,049     $577,091    $125,254    $142,890
  Gross profit......................     305,582       304,012      331,936      363,326      394,157      86,530      98,390
  Operating expenses................     247,562       258,534      281,188      305,470      332,471      77,468      87,352
  Depreciation and amortization.....      13,701        13,581       13,516       14,892       15,730       3,827       4,235
                                      -----------   -----------   ----------   ----------   ----------   ---------   ---------
  Income from operations............      44,319        31,897       37,232       42,964       45,956       5,235       6,803
  Interest expense, net.............      52,635        22,262       21,799       23,216       21,388       5,284       5,052
  Income tax provision (benefit)....       3,073         4,165        2,361       (4,909)      10,810         (22 )       771
                                      -----------   -----------   ----------   ----------   ----------   ---------   ---------
  Income (loss) from continuing
    operations......................   $ (11,389)    $   5,470     $ 13,072     $ 24,657     $ 13,758    $    (27 )  $    980
                                      ==========    ==========    ==========   ==========   ==========   ========    ========
  Earnings per share (a)............                 $    1.09     $   2.47     $   2.62     $   1.32    $    .00    $    .09
  Weighted average shares
    outstanding (000's) (a).........                     5,004        5,283        9,395       10,415      10,405      10,435
  Supplementary earnings
    per share (a)...................                 $     .55     $   1.28     $   2.47     $   1.32    $    .00    $    .09
NUMBER OF UNITS (AT END OF PERIOD):
  Things Remembered.................         697           717          737          760          778         759         782
  CGC...............................         598           594          586          589          587         587         504
  Cole Vision.......................         751           769          774          938        1,013         903       1,022
                                      -----------   -----------   ----------   ----------   ----------   ---------   ---------
        Total.......................       2,046         2,080        2,097        2,287        2,378       2,249       2,308
                                      ==========    ==========    ==========   ==========   ==========   ========    ========
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Total assets......................   $ 237,302     $ 225,861     $257,944     $283,319     $301,584    $276,498    $290,672
  Long-term debt(b).................     513,388       255,610      238,299      184,388      181,903     184,442     181,860
  Stockholders' equity (deficit)....    (420,150)     (123,957)     (75,070)       3,306       17,133       3,279      18,195

(a) Earnings per share and weighted average shares outstanding for fiscal 1991 have been omitted due to the significant effects of an exchange of debt for equity and related modifications of debt and conversions of equity securities that occurred in 1992. Supplementary earnings per share have been calculated as if the public offering in fiscal 1993 of CNG Notes and the initial public offering in fiscal 1994 of the Common Stock ("IPO") had occurred on February 2, 1992. See the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

(b) Includes redeemable preferred stock in fiscal 1991.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following contains forward-looking statements. Forward-looking statements are made based upon management's expectations and beliefs concerning future events impacting the Company. All forward-looking statements involve risk and uncertainty. Actual results may be materially affected by a variety of factors, some of which may be beyond the control of the Company. See "Risk Factors."

RESULTS OF OPERATIONS

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. For example, the fiscal year ended February 3, 1996 is referred to as "fiscal 1995." Fiscal 1995 consisted of a 53-week period. Fiscal 1994 and fiscal 1993 consisted of 52-week periods. The following is a discussion of the results of the Company's operations for the three fiscal years ended February 3, 1996 and for the 13 week periods ended May 4, 1996 and April 29, 1995.

13 WEEKS ENDED MAY 4, 1996 COMPARED TO 13 WEEKS ENDED APRIL 29, 1995

     Net sales for the first quarter of fiscal 1996 increased 14.1% to $142.9 million from $125.3 million for the same period of fiscal 1995. The increase in sales was due to a comparable store sales increase of 7.6%, the opening of additional Cole Gift and Cole Vision units and a shift in the Company's fiscal calendar. Comparable store sales increased primarily as a result of strong sales at Cole Vision due to successful eyewear promotions and growth in the managed vision care program, along with the roll-out of monogrammed softgoods and introduction of new merchandise at Cole Gift. At May 4, 1996, the Company operated 2,308 specialty service retail units compared to 2,249 at April 29, 1995. Also, sales increased approximately $3.5 million as Cole Gift benefited from a week of Mother's Day sales that were shifted into the quarter this year.

     Gross profit increased to $98.4 million in the first 13 weeks of fiscal 1996 from $86.5 million for the same period a year ago. First quarter gross margins in fiscal 1996 and fiscal 1995 were 68.9% and 69.1%, respectively. The decrease of 0.2% in the first quarter gross margin percentage was due to clearance sales in connection with the closing of 85 low volume Cole Gift Center departments at host stores during the first quarter of fiscal 1996 that more than offset other improvements in gross margin.

     Operating expenses increased 12.8% to $87.4 million in the first quarter of fiscal 1996 from $77.5 million for the first quarter last year due primarily to higher payroll costs, store occupancy expenses and advertising expenditures. Payroll costs increased because of more retail units open in 1996 and additional payroll to support the increased sales. Store occupancy expenses increased primarily as a result of higher percentage rents caused by increased comparable store sales, more retail units open in 1996 and the increased number of Things Remembered personalization superstores. Advertising expenditures for the optical promotions were increased to encourage continued sales growth above last year's successful promotions. Depreciation and amortization expense of $4.2 million in fiscal 1996 was $0.4 million more than fiscal 1995 reflecting an increase in capital expenditures beginning in the latter part of fiscal 1993.

     Income from operations increased 30.0% or $1.6 million to $6.8 million in the first quarter of fiscal 1996 primarily because of strong sales at Cole Vision and the reduction of operating expenses as a percentage of sales, due in part to the performance of Cole Gift which benefited from the aforementioned shift in Mother's Day sales.

     Net interest expense decreased $0.2 million to $5.1 million in the first quarter of fiscal 1996 primarily because of the retirement of $5.0 million of CNG Notes in November 1995, the elimination of working capital borrowings and increased interest income from an increase in temporary cash investments.

     An income tax provision or benefit was recorded in the first quarter of both fiscal 1996 and fiscal 1995 using the Company's estimated annual effective tax rate of 44%.

     Net income increased to $1.0 million for the first quarter of fiscal 1996 from approximately break-even for the first quarter of fiscal 1995. The increase was due to the improvement in income from operations and the decrease in net interest expense.

     The Company's business is seasonal with approximately 30% of its sales and approximately 50% of its income from operations occurring in the fourth fiscal quarter because of the importance of gift sales during the Christmas retailing season. Therefore, results of operations for interim periods are not necessarily indicative of full year results.

FISCAL 1995 COMPARED TO FISCAL 1994

     Net sales increased 9.3% to $577.1 million in fiscal 1995 from $528.0 million in fiscal 1994. The increase in consolidated sales was due to a comparable store sales increase of 3.4%, sales for the 53rd week of approximately $9.3 million and additional Things Remembered and Cole Vision units open in fiscal 1995. Comparable store sales increased primarily as a result of successful eyewear promotions and growth in the managed vision care program at Cole Vision and expanded gift and softgoods merchandise at Things Remembered locations. Fourth quarter comparable store sales were even with last year as the retail industry in general experienced a very difficult Christmas season and severe weather conditions in many major markets. At February 3, 1996, the Company operated 2,378 specialty service retail locations versus 2,287 at the end of the prior year. The net increase in retail units includes the acquisition by Cole Vision on May 21, 1995, of 59 optical departments located in BJ's Wholesale Club stores and the sale of the Company's 39 Sunspot fashion sunglass kiosks as of April 29, 1995.

     Gross profit increased to $394.2 million in fiscal 1995 from $363.3 million in fiscal 1994. Gross margins for fiscal 1995 and fiscal 1994 were 68.3% and 68.8%, respectively. The decrease in gross margin percentage was primarily due to an increase in the sales of lower margin optical products, including disposable contact lenses, and a lower mix of higher margin merchandise, primarily keys, at Cole Gift Centers. Gross margin in the fourth quarter of fiscal 1995, however, improved to 67.1% from 66.9% in fiscal 1994, benefitting from fiscal 1994 and 1995 investments aimed at increasing optical laboratory capacity and production efficiency and from reduced material costs for spectacles. The Company expects the fourth quarter gross margin trend to continue into fiscal 1996.

     Operating expenses increased 8.8% to $332.5 million in fiscal 1995 from $305.5 million the prior year. As a percentage of sales, operating expenses decreased to 57.6% in fiscal 1995 from 57.8% in fiscal 1994. Operating expenses increased primarily because of higher payroll costs, store occupancy expenses and advertising expense due, in part, to the 53rd week. The higher payroll costs were also the result of more retail units in fiscal 1995 and additional payroll to support the higher level of sales. Partially offsetting the payroll increases were savings from outsourcing the Company's data processing operations in fiscal 1995. Store occupancy expense increased because of the increased number of retail units and higher percentage rents due to increased comparable store sales. Advertising costs increased primarily as a result of additional efforts to support eyewear promotions. Also included in operating expenses in fiscal 1995 was a $0.2 million provision for the closing of approximately 90 low volume leased key and gift departments in the first quarter of fiscal 1996. The closings are expected to improve the Company's operating results during the first nine months of the fiscal year. Fiscal 1995 depreciation and amortization expense of $15.7 million was $0.8 million more than fiscal 1994 reflecting an increase in capital expenditures that began in the latter part of fiscal 1993.

     Income from operations increased 7.0% to $46.0 million in fiscal 1995 from $43.0 million the prior year. The increase was primarily attributable to the increased sales. The lower gross margin percentage was partially offset by improved leveraging of operating expenses.

     Net interest expense for fiscal 1995 of $21.4 million was $1.8 million less than that of the prior year. This decrease was primarily due to retirement of debt in connection with the Company's IPO on April 18, 1994 and the retirement of $5.0 million of its CNG Notes in November 1995, along with higher interest income. See "-- Liquidity and Capital Resources" below and Notes 2 and 3 of the Notes to Consolidated Financial Statements for further discussion of the IPO and the purchase of the notes.

     The income tax provision of $10.8 million for fiscal 1995 represents an effective tax rate of 44.0%. This rate reflects the significant impact of non-deductible amortization of goodwill. The income tax benefit of $4.9 million in fiscal 1994 included the effects of utilizing all of the Company's net operating loss carryforwards and the reversal of a valuation allowance on net deferred tax assets in the fourth quarter. A more complete discussion of income taxes is included in Note 7 of Notes to Consolidated Financial Statements.

     Net income in fiscal 1994 of $23.7 million included a loss on early extinguishment of debt of $0.9 million to reflect the payment of premiums, the write-off of unamortized debt discount and other costs associated with retiring the debt in connection with the IPO.

FISCAL 1994 COMPARED TO FISCAL 1993

     Net sales increased 11.7% to $528.0 million in fiscal 1994 from $472.9 million in fiscal 1993. The increase in consolidated sales was due to a comparable store sales increase of 5.5% and additional Things Remembered and Cole Vision units opened in fiscal 1994. Comparable store sales increased primarily as a result of successful eyeglass promotions and growth in managed vision care sales at Cole Vision, which continued to take advantage of the general improvement within the optical industry. Comparable store sales gains from increased gift and greeting card sales at Cole Gift Center locations were offset for the most part by soft fourth quarter sales at Things Remembered which experienced the general sales weakness that affected many enclosed mall retailers during the Christmas selling season. At January 28, 1995, the Company operated 2,287 specialty service retail locations versus 2,097 at the end of the prior year. The net increase in retail units includes the acquisition by Cole Vision of 107 optical departments located in Montgomery Ward stores as of January 30, 1994.

     Gross profit increased to $363.3 million in fiscal 1994 from $331.9 million in fiscal 1993. Gross margins for fiscal 1994 and fiscal 1993 were 68.8% and 70.2%, respectively. The decrease in gross margin percentage was primarily attributable to Cole Vision as the optical promotions delivered lower average retails and encouraged the sale of higher cost products, combined with an increased mix of lower margin contact lenses.

     Operating expenses increased 8.6% to $305.5 million in fiscal 1994 from $281.2 million the prior year. As a percentage of sales, operating expenses decreased to 57.8% in fiscal 1994 from 59.5% in fiscal 1993. Operating expenses increased primarily due to higher payroll costs and store occupancy expenses partially offset by a reduction in advertising expense. The higher payroll costs were due to more retail units in fiscal 1994 and additional payroll to support the higher level of sales, offset in part by lower benefits and incentive compensation costs. Store occupancy expense increased because of the increased number of retail units and higher percentage rents caused by increased comparable store sales. Advertising expenditures were reduced this year primarily because of a television advertising test at Things Remembered during the prior year's Christmas retail season and advertising efficiencies at Cole Vision. Fiscal 1994 depreciation and amortization expense of $14.9 million was $1.4 million more than fiscal 1993 reflecting an increase in capital expenditures beginning in the latter part of fiscal 1993 and the acquisition of the Montgomery Ward optical departments.

     Income from operations increased 15.4% to $43.0 million in fiscal 1994 from $37.2 million the prior year. The increase was primarily attributable to the increased comparable store sales. The lower gross margin percentage was more than offset by improved leveraging of operating expenses which resulted from the lower payroll costs and advertising expenditures as a percentage of sales.

     Net interest expense for fiscal 1994 of $23.2 million was $1.4 million more than that of the prior year. This increase was primarily a result of the higher effective interest rates on outstanding debt following completion of the offering of CNG Notes on September 30, 1993. Partially offsetting this was a reduction in interest expense resulting from the early extinguishment of debt in connection with the Company's IPO. See "-- Liquidity and Capital Resources" below and Notes 2 and 3 of the Notes to Consolidated Financial Statements for further discussion of the IPO and the CNG Note issuance.

     The income tax benefit of $4.9 million in fiscal 1994 includes the effects of utilizing all of the Company's net operating loss carryforwards and the reversal of a valuation allowance on net deferred tax assets in the fourth quarter. The income tax provision of $2.4 million for fiscal 1993 consisted of only state income taxes.

     Net income in fiscal 1994 included a loss on early extinguishment of debt of $0.9 million and, in fiscal 1993, included a gain on extinguishment of debt of $35.8 million related to the issuance of the CNG Notes.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary source of liquidity is funds provided from operations of its operating subsidiaries. In addition, CNG's principal operating subsidiaries have available to them working capital commitments of $50.0 million under a revolving credit facility with a group of lenders led by Fleet Capital Corporation (the "Revolving Credit Facility"), reduced by commitments under letters of credit. There were no working capital borrowings during the first quarter of fiscal 1996 and the maximum amount outstanding during the first quarter of fiscal 1995 was $3.5 million. There were no working capital borrowings outstanding as of February 3, 1996 and the maximum amount outstanding during fiscal 1995 and fiscal 1994 was $3.5 million and $13.0 million, respectively. The Revolving Credit Facility contains covenants restricting the ability of the Company's operating subsidiaries to, among other things, pay dividends or make other restricted payments to CNG or the Company. The Revolving Credit Facility permits CNG's subsidiaries to pay dividends to CNG to the extent necessary to permit it to (i) pay all interest and principal on the CNG Notes when due, (ii) satisfy its obligations under a tax allocation agreement and to pay other tax payments, and (iii) meet other direct expenses, provided that the amount distributed annually to CNG to satisfy such other direct expenses does not exceed $15.0 million plus .25% of the net annual sales of the borrowers under the Revolving Credit Facility.

     At May 4, 1996, the Company had outstanding $180.9 million of CNG Notes. The CNG Notes are unsecured and mature October 1, 2001 with no earlier scheduled redemption or sinking fund payment. The CNG Notes bear interest at a rate of 11.25% per annum, payable semi-annually on each April 1 and October 1. The indenture pursuant to which the CNG Notes were issued contains certain optional and mandatory redemption features and other financial covenants, including restrictions on the ability of CNG to pay dividends or make other restricted payments to the Company. The indenture permits dividend payments to the Company of one-half of CNG's consolidated net income, provided that no default or event of default has occurred under the indenture and that CNG has met a specified fixed charge coverage ratio test. The indenture also permits payments to the Company for certain tax obligations and for administrative expenses of the Company not to exceed .25% of net sales. See Note 3 of Notes to Consolidated Financial Statements.

     On April 18, 1994, the Company completed an initial public offering of five million shares of its Common Stock at an initial offering price to the public of $12.00 per share. The net proceeds of $54.5 million were used to extinguish all $50.0 million of the Company's 13% Senior Notes and $4.0 million of the CNG Notes.

     On November 8, 1995, the Company purchased on the open market and retired $5.0 million of the CNG Notes. This will result in a reduction of future interest expense of $0.6 million annually.

     The Company has no significant principal payment obligations under any of its outstanding indebtedness until the CNG Notes mature in 2001. The ability of the Company and its subsidiaries to satisfy that obligation will be primarily dependent upon future financial and operating performance of the subsidiaries and upon the Company's and CNG's ability to renew or refinance borrowings or to raise additional equity capital.

     Operations for the first quarter used cash of $12.6 million in fiscal 1996 compared to $6.1 million of cash usage in fiscal 1995. The increase in cash used by operations resulted primarily from the timing of inventory disbursements.

     Cash balances at February 3, 1996 were $29.3 million compared to $19.7 million at January 28, 1995. Operations generated net cash of $36.5 million in fiscal 1995, $15.6 million in fiscal 1994 and $33.3 million in fiscal 1993. The $20.9 million increase in cash provided by operations in fiscal 1995 compared to fiscal 1994 was primarily due to a $2.5 million reduction in inventory, despite a 9.3% increase in sales, compared to an $8.7 million increase in inventory the prior year. Also, income from operations in fiscal 1995 was higher by $3.0 million and interest expense was lower by $1.8 million than in fiscal 1994. The $17.7 million decrease in cash provided from operations in fiscal 1994 compared to fiscal 1993 was primarily the result of the following: a $5.7 million increase in fiscal 1994 income from operations offset by a $4.9 million decrease in noncash interest expense and a decrease in accrued liabilities in fiscal 1994 compared to the substantial increase in accrued liabilities that occurred in fiscal 1993 (primarily accrued interest and incentive compensation).

     Net capital additions were $3.4 million and $4.6 million for the 13 weeks of fiscal 1996 and fiscal 1995, respectively, and were $19.8 million, $18.5 million and $13.1 million in fiscal 1995, 1994 and 1993, respectively. In addition, the Company used $0.8 million for the purchase of the BJ's Wholesale Club optical departments in fiscal 1995, $4.7 million for the purchase of the Montgomery Ward optical departments in fiscal 1994 and $3.2 million for the acquisition of a mail order contact lens business in fiscal 1993. The majority of the capital additions were for store fixtures, equipment and leasehold improvements for new stores and the remodeling of existing stores. During part of fiscal 1993, the Company operated under restrictions on capital expenditures imposed by its former bank credit agreements, which limited the Company's ability to expand its operations. Without these limitations, the Company has increased the level of capital expenditures. For the balance of fiscal 1996, the Company expects to continue to expand the number of stores as well as remodel and relocate stores. The Company currently estimates capital expenditures in fiscal 1996 will exceed $20.0 million. The Company believes that funds provided from operations along with funds available under the Revolving Credit Facility will provide adequate sources of long-term liquidity to allow the Company's operating subsidiaries to continue to expand the number of stores.

                                  RISK FACTORS

     Prospective investors in the Common Stock should consider carefully the following factors, in addition to the other information contained in this Prospectus, prior to making an investment in the Common Stock.

LEVERAGE

     The Company owns its operating businesses through CNG, a wholly owned subsidiary. Although the Company itself has no outstanding indebtedness (other than capital leases), CNG remains highly leveraged and its debt service requirements will be substantial. As of May 4, 1996, the Company had consolidated long-term debt of $181.9 million and stockholders' equity of $18.2 million.

     The Company currently expects that CNG and its subsidiaries will be able to service the principal obligations on their indebtedness out of cash flow from operations. Excluding $0.5 million of indebtedness outstanding under Industrial Revenue Bonds and $0.8 million of capital lease obligations, the remainder of CNG's long-term debt does not require any principal payments until October 1, 2001. The ability of CNG and its subsidiaries to satisfy their obligations will be primarily dependent upon the future financial and operating performance of the subsidiaries and upon the Company's and CNG's ability to renew or refinance borrowings or to raise additional equity capital. Each of these alternatives is dependent upon financial, business and other general economic factors affecting the subsidiaries and the retailing business in particular, many of which are beyond the control of the Company and its subsidiaries. If CNG and its subsidiaries are unable to generate sufficient cash flow to meet their debt service obligations, they will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, or selling assets. There can be no assurance that any such alternatives could be accomplished on satisfactory terms. While the Company believes that cash flow from operations along with funds available under the Revolving Credit Facility will provide adequate sources of long-term liquidity, a significant drop in operating cash flows resulting from economic conditions, competition or other uncertainties beyond the Company's control would increase the need for refinancing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Upon the occurrence of a "change of control" of the Company, each holder of the CNG Notes would have the right to require the repurchase of all or any part of such holder's CNG Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon. A "change of control" would occur if a single purchaser or purchasers acting together as a "group" (as defined under the Exchange Act) acquires (through individual market purchases, negotiated transactions, this Offering or otherwise) 50% or more of the total voting power of the voting stock of the Company on a fully diluted basis. If such an event does occur, there can be no assurance that the Company would have the ability to finance the repurchase of CNG Notes that are tendered to it.

COMPETITION

     The Company operates in highly competitive businesses. Cole Vision competes with other optical companies and private optometrists and opticians. Cole Gift competes generally with other retailers that sell gift items. Many of the Company's competitors have greater financial resources than the Company.

SEASONALITY

     The Company's business is seasonal with approximately 30% of the Company's sales and approximately 50% of its operating earnings occurring in the fourth fiscal quarter.

RELATIONSHIPS WITH HOST STORES

     The CGC and Cole Vision locations are operated under the names of their respective host stores under leases or licenses, from such host stores, that are terminable upon 60-90 days' notice. The Company has enjoyed excellent relationships with its major host stores for over 40 years and has never had a lease terminated, other than in connection with a store closing, relocation or major remodeling. Although the Company currently has an excellent relationship with its major host stores, there can be no assurance that a major host store will not in the future terminate its relationship with the Company, including the use of the host store's name, in accordance with the terms and conditions of the lease or license between such host store and the Company. There would be a material adverse effect on the Company's financial position and results of operations if a major host store were to terminate its relationship with the Company.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. The operations of the Company are and are expected to be conducted through its direct and indirect subsidiaries. The covenants in certain debt instruments to which CNG or its subsidiaries are a party restrict the ability of CNG and its subsidiaries to make distributions to the Company to enable the Company to pay dividends. The amount of dividends that may be paid under each of these agreements is based in part on the operating results of the Company's subsidiaries, and there can be no assurance as to the amount or frequency of dividends that can be paid to the Company in future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and By-Laws and of the Delaware General Corporation Law could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. In addition, the Company has adopted a stockholders' rights plan that includes certain provisions which could have similar anti-takeover effects. Any one of, or a combination of, the above anti-takeover provisions could discourage a third party from attempting to acquire control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     The shares of Common Stock offered hereby will be freely transferable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act. Virtually all of the Common Stock, other than shares held by affiliates of the Company, are freely tradable. Shares of Common Stock held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including sales pursuant to Rule 144 promulgated thereunder. The Company and the executive officers and Directors of the Company have agreed that, for a period of 120 days after the execution of the Underwriting Agreement, they will not, without the prior written consent of McDonald & Company Securities, Inc., offer, sell, contract to sell or otherwise dispose of any unrestricted shares of Common Stock, other equity securities of the Company or other securities convertible into or exercisable or exchangeable for any shares of Common Stock or grant options to purchase any shares of Common Stock, except in certain limited circumstances. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of the Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

     The public offering price per share of Common Stock has been determined by negotiations among the Company and representatives of the Underwriters based in part on the trading price of the Common Stock on the New York Stock Exchange and may not be indicative of the price at which the Common Stock will trade after completion of the Offering. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the price at which the shares of Common Stock are sold. See "Underwriting."

OTHER FACTORS AFFECTING FUTURE PERFORMANCE

     The Company's future liquidity, financial condition and operating results may be materially affected by a variety of factors, some of which may be beyond the control of the Company, including the Company's ability to select and stock merchandise attractive to customers, general economic cycles affecting consumer spending, weather factors affecting retail operations, its quality controls in optical manufacturing and engraving, operating factors affecting customer satisfaction, the mix of goods sold, pricing and other competitive factors, and the seasonality of the Company's businesses.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information regarding the Company's directors and executive officers, who also hold comparable positions at CNG.

                              YEARS OF SERVICE
       NAME           AGE       WITH COMPANY                        POSITION
- ------------------    ---     ----------------     ------------------------------------------
Jeffrey A. Cole       55             27            Chairman, Chief Executive Officer,
                                                   Chief Financial Officer and Director
Brian B. Smith        43             14            President, Chief Operating Officer and
                                                   Director
Joseph Gaglioti       50             15            Vice President and Treasurer
Wayne L. Mosley       42             10            Vice President and Controller
Timothy F. Finley     52              4            Director
Irwin N. Gold         39              4            Director
Peter V. Handal       52              4            Director
Charles A. Ratner     54              1            Director

                                  UNDERWRITING

     In the Underwriting Agreement, the Underwriters, represented by McDonald & Company Securities, Inc. and Smith Barney Inc. (the "Representatives"), have agreed, severally, subject to the terms and conditions therein set forth, to purchase from the Company, and the Company has agreed to sell to them, the number of shares of Common Stock totalling 1,250,000 shares, set forth opposite their respective names below. The Underwriters are committed to take and pay for all shares if any shares are purchased.

                                                                                  NUMBER OF
                                  UNDERWRITERS                                     SHARES
- --------------------------------------------------------------------------------  ---------
McDonald & Company Securities, Inc..............................................
Smith Barney Inc................................................................

                                                                                  ---------
       Total....................................................................  1,250,000
                                                                                  ==========

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow to certain selected dealers who are members of the National Association of
Securities Dealers, Inc. (the "NASD") a discount not exceeding $     per share,
and the Underwriters may allow, and such selected dealers may re-allow, a
discount not exceeding $     per share to other dealers who are members of the
NASD. After this Offering, the public offering price and the discount to dealers may be changed by the Representatives.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 187,500 shares of Common Stock at the public offering price, less the underwriting discount, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase the same percentage of the option shares as the number of shares to be purchased and offered by that Underwriter in the table above bears to the total.

     The Company has agreed to indemnify the Underwriters against certain liabilities which may be incurred in connection with the Offering, including liabilities under the Securities Act of 1933 or to contribute to payments that the Underwriters may be required to make.

     The Company and its directors and executive officers have agreed not to sell, transfer or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock without the consent of McDonald & Company Securities, Inc. for a period of 120 days from the date of this Prospectus, except for awards of management stock options or issuances of shares upon the exercise of outstanding warrants or stock options or pursuant to other employee benefit plans.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Certain legal matters will be passed upon for the Underwriters by Calfee, Halter & Griswold, Cleveland, Ohio.

                                    EXPERTS

     The audited consolidated financial statements and financial statement schedule included and incorporated by reference in this Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets at May 4, 1996 and February 3, 1996...................    F-2
  Consolidated Statements of Income for the 13 weeks ended May 4, 1996 and April 29,
     1995...........................................................................    F-3
  Consolidated Statements of Cash Flows for the 13 weeks ended May 4, 1996 and April
     29, 1995.......................................................................    F-4
  Notes to Consolidated Financial Statements........................................    F-5
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Public Accountants..........................................    F-6
  Consolidated Balance Sheets at February 3, 1996 and January 28, 1995..............    F-7
  Consolidated Statements of Income for the 53 weeks ended February 3, 1996 and 52
     weeks ended January 28, 1995 and January 29, 1994..............................    F-8
  Consolidated Statements of Stockholders' Equity for the 53 weeks ended February 3,
     1996 and 52 weeks ended January 28, 1995 and January 29, 1994..................    F-9
  Consolidated Statements of Cash Flows for the 53 weeks ended February 3, 1996 and
     52 weeks ended January 28, 1995 and January 29, 1994...........................    F-10
  Notes to Consolidated Financial Statements........................................    F-11

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                       MAY 4,      FEBRUARY 3,
                                                                        1996          1996
                                                                      --------     -----------
ASSETS
Current assets:
  Cash and temporary cash investments...............................  $ 12,626      $  29,260
  Accounts receivable...............................................    21,289         18,589
  Inventories.......................................................    88,404         84,794
  Prepaid expenses and other........................................     5,057          5,892
  Deferred income tax benefits......................................    10,675         10,675
                                                                      --------     -----------
          Total current assets......................................   138,051        149,210
Property and equipment, at cost.....................................   158,411        157,050
  Less-accumulated depreciation and amortization....................   (92,212)       (90,909)
                                                                      --------     -----------
          Total property and equipment, net.........................    66,199         66,141
Other assets........................................................     5,551          5,070
Cost in excess of net assets of purchased businesses, net...........    80,871         81,163
                                                                      --------     -----------
          Total assets..............................................  $290,672      $ 301,584
                                                                      ========     ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.................................  $    712      $     705
  Accounts payable..................................................    22,493         29,273
  Accrued interest..................................................     1,943          7,050
  Accrued liabilities...............................................    57,192         53,933
  Accrued income taxes..............................................     2,698          5,976
                                                                      --------     -----------
          Total current liabilities.................................    85,038         96,937
Long-term debt, net of discount.....................................   181,860        181,903
Deferred income taxes and other.....................................     5,579          5,611
Stockholders' equity:
  Common stock......................................................        10             10
  Paid-in capital...................................................    99,942         99,827
  Notes receivable -- stock option exercise.........................    (1,150)        (1,117)
  Accumulated deficit...............................................   (80,607)       (81,587)
                                                                      --------     -----------
          Total stockholders' equity................................    18,195         17,133
                                                                      --------     -----------
          Total liabilities and stockholders' equity................  $290,672      $ 301,584
                                                                      ========     ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                            13 WEEKS ENDED
                                                                        -----------------------
                                                                         MAY 4,      APRIL 29,
                                                                          1996          1995
                                                                        --------     ----------
Net sales.............................................................  $142,890      $125,254
Costs and expenses:
  Cost of goods sold..................................................    44,500        38,724
  Operating expenses..................................................    87,352        77,468
  Depreciation and amortization.......................................     4,235         3,827
                                                                        --------     ----------
          Total costs and expenses....................................   136,087       120,019
                                                                        --------     ----------
Income from operations................................................     6,803         5,235
Interest expense, net.................................................     5,052         5,284
                                                                        --------     ----------
Income (loss) before income taxes.....................................     1,751           (49)
Income tax provision (benefit)........................................       771           (22)
                                                                        --------     ----------
Net income (loss).....................................................  $    980      $    (27)
                                                                        ========      ========
Earnings per share....................................................  $    .09      $    .00
                                                                        ========      ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(DOLLARS IN THOUSANDS)

                                                                            13 WEEKS ENDED
                                                                        -----------------------
                                                                         MAY 4,      APRIL 29,
                                                                          1996          1995
                                                                        --------     ----------
Cash flows from operating activities:
  Net income (loss)...................................................  $    980      $    (27)
  Adjustments to reconcile net income (loss) to net cash used by operations:
     Depreciation and amortization....................................     4,235         3,827
     Non-cash interest expense........................................       106           100
     Change in assets and liabilities:
       Increase in accounts receivable, prepaid expenses and other
        assets........................................................    (2,079)       (4,073)
       Decrease (increase) in inventories.............................    (3,610)          908
       Increase (decrease) in accounts payable and accrued
        liabilities...................................................    (3,842)        1,602
       Decrease in accrued interest...................................    (5,107)       (5,243)
       Decrease in accrued income taxes...............................    (3,278)       (3,207)
                                                                        --------     ----------
          Net cash used by operating activities.......................   (12,595)       (6,113)
                                                                        --------     ----------
Cash flows from financing activities:
  Repayment of long-term debt.........................................      (221)           --
  Proceeds from exercise of stock options.............................        82            --
                                                                        --------     ----------
          Net cash used by financing activities.......................      (139)           --
                                                                        --------     ----------
Cash flows from investing activities:
  Purchases of property and equipment, net............................    (3,406)       (4,584)
  Other, net..........................................................      (494)         (844)
                                                                        --------     ----------
          Net cash used by investing activities.......................    (3,900)       (5,428)
                                                                        --------     ----------
Cash and temporary cash investments:
  Net decrease during the period......................................   (16,634)      (11,541)
  Balance, beginning of the period....................................    29,260        19,730
                                                                        --------     ----------
  Balance, end of the period..........................................  $ 12,626      $  8,189
                                                                        ========      ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(1) BASIS OF PRESENTATION AND ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of Cole National Corporation (CNC), its wholly owned subsidiaries, including Cole National Group, Inc. (CNG), and CNG's wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared without audit and certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Company believes that the disclosures herein are adequate to make the information not misleading. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended February 3, 1996.

     In the opinion of management, the accompanying financial statements contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's financial position as of May 4, 1996 and the results of operations and cash flows for the 13 weeks ended May 4, 1996 and April 29, 1995.

  Inventories

     The accompanying interim consolidated financial statements have been prepared without physical inventories. Inventories at May 4, 1996 and April 29, 1995 were valued at the lower of first-in, first-out (FIFO) cost or market.

  Cash Flows

     Net cash flows from operating activities reflect cash payments for income taxes and interest of $4,095,000 and $10,323,000, respectively, for the 13 weeks ended May 4, 1996, and $3,186,000 and $10,627,000, respectively, for the 13 weeks ended April 29, 1995.

  Earnings Per Share

     Earnings per share for the 13 weeks ended May 4, 1996 and April 29, 1995 have been calculated based on 10,435,423 and 10,405,119, respectively, weighted average number of common shares outstanding.

(2) ASSET IMPAIRMENT

     During the first quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of". Adoption of SFAS No. 121 had no material impact on the Company's results of operations, financial position or cash flows.

(3) SEASONALITY

     The Company's business is seasonal with approximately 30% of its sales and approximately 50% of its income from operations generated in the fourth fiscal quarter, which contains the important Christmas retailing season. Therefore, earnings or losses for a particular interim period are not necessarily indicative of full year results.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS OF COLE NATIONAL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Cole National Corporation (a Delaware corporation) and Subsidiaries (the Company) as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cole National Corporation and Subsidiaries as of February 3, 1996 and January 28, 1995 and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

                                                   ARTHUR ANDERSEN LLP

Cleveland, Ohio,
March 19, 1996.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)

                                                                    FEBRUARY 3,     JANUARY 28,
                                                                       1996            1995
                                                                    -----------     -----------
ASSETS
Current assets:
  Cash and temporary cash investments.............................   $  29,260       $  19,730
  Accounts receivable.............................................      18,589          17,701
  Inventories.....................................................      84,794          87,246
  Prepaid expenses and other......................................       5,892           3,590
  Deferred income tax benefits....................................      10,675          13,301
                                                                    -----------     -----------
          Total current assets....................................     149,210         141,568
Property and equipment, at cost...................................     157,050         140,301
  Less -- accumulated depreciation and amortization...............     (90,909)        (84,284)
                                                                    -----------     -----------
          Total property and equipment, net.......................      66,141          56,017
Other assets......................................................       5,070           2,926
Cost in excess of net assets of purchased businesses, net.........      81,163          82,808
                                                                    -----------     -----------
          Total assets............................................   $ 301,584       $ 283,319
                                                                    ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt...............................   $     705       $     169
  Accounts payable................................................      29,273          25,141
  Accrued interest................................................       7,050           6,935
  Accrued liabilities.............................................      53,933          55,067
  Accrued income taxes............................................       5,976           4,644
                                                                    -----------     -----------
          Total current liabilities...............................      96,937          91,956
Long-term debt, net of discount...................................     181,903         184,388
Deferred income taxes and other...................................       5,611           3,669
Stockholders' equity:
  Preferred stock.................................................          --              --
  Common stock....................................................          10              10
  Paid-in capital.................................................      99,827          99,749
  Notes receivable-stock option exercise..........................      (1,117)         (1,108)
  Accumulated deficit.............................................     (81,587)        (95,345)
                                                                    -----------     -----------
          Total stockholders' equity..............................      17,133           3,306
                                                                    -----------     -----------
          Total liabilities and stockholders' equity..............   $ 301,584       $ 283,319
                                                                    ==========      ==========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       53 WEEKS        52 WEEKS        52 WEEKS
                                                         ENDED           ENDED           ENDED
                                                      FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Net sales...........................................   $ 577,091       $ 528,049       $ 472,888
Costs and expenses:
  Cost of goods sold................................     182,934         164,723         140,952
  Operating expenses................................     332,471         305,470         281,188
  Depreciation and amortization.....................      15,730          14,892          13,516
                                                      -----------     -----------     -----------
          Total costs and expenses..................     531,135         485,085         435,656
                                                      -----------     -----------     -----------
Income from operations..............................      45,956          42,964          37,232
Interest expense, net...............................      21,388          23,216          21,799
                                                      -----------     -----------     -----------
Income before income taxes and extraordinary item...      24,568          19,748          15,433
Income tax provision (benefit)......................      10,810          (4,909)          2,361
                                                      -----------     -----------     -----------
Income before extraordinary item....................      13,758          24,657          13,072
Extraordinary gain (loss) on early extinguishment of
  debt..............................................          --            (917)         35,815
                                                      -----------     -----------     -----------
Net income..........................................   $  13,758       $  23,740       $  48,887
                                                      ==========      ==========      ==========
Earnings (loss) per common share:
  Income before extraordinary item..................   $    1.32       $    2.62       $    2.47
  Extraordinary gain (loss).........................          --            (.10)           6.78
                                                      -----------     -----------     -----------
  Net income........................................   $    1.32       $    2.52       $    9.25
                                                      ==========      ==========      ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                                         NOTES
                                                       RECEIVABLE                      TOTAL
                                   COMMON   PAID-IN   STOCK OPTION   ACCUMULATED   STOCKHOLDERS'
                                   STOCK    CAPITAL     EXERCISE       DEFICIT        EQUITY
                                   ------   -------   ------------   -----------   -------------
Balance, January 30, 1993..........  $  5   $44,010     $     --      $(167,972)     $(123,957)
                                   ------   -------   ------------   -----------   -------------
  Net income.......................    --        --           --         48,887         48,887
  Exercise of stock options........    --     1,130       (1,130)            --             --
                                   ------   -------   ------------   -----------   -------------
Balance, January 29, 1994..........     5    45,140       (1,130)      (119,085)       (75,070)
                                   ------   -------   ------------   -----------   -------------
  Net income.......................    --        --           --         23,740         23,740
  Proceeds from initial public
     offering......................     5    54,535           --             --         54,540
  Exercise of stock options........    --        74           --             --             74
  Repayment of notes receivable....    --        --           22             --             22
                                   ------   -------   ------------   -----------   -------------
Balance, January 28, 1995..........    10    99,749       (1,108)       (95,345)         3,306
                                   ------   -------   ------------   -----------   -------------
  Net income.......................    --        --           --         13,758         13,758
  Exercise of stock options........    --        78           (9)            --             69
                                   ------   -------   ------------   -----------   -------------
Balance, February 3, 1996..........  $ 10   $99,827     $ (1,117)     $ (81,587)     $  17,133
                                   ======== =======   ============   ============  ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                       53 WEEKS        52 WEEKS        52 WEEKS
                                                         ENDED           ENDED           ENDED
                                                      FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                         1996            1995            1994
                                                      -----------     -----------     -----------
Cash flows from operating activities:
  Net income........................................   $  13,758       $  23,740       $  48,887
  Adjustments to reconcile net income to net cash
     provided by operations:
     Extraordinary (gain) loss on early
       extinguishment of debt.......................          --             917         (35,815)
     Depreciation and amortization..................      15,730          14,892          13,516
     Non-cash interest expense......................         454             469           5,343
     Deferred income taxes..........................       4,495         (10,153)             --
     Change in assets and liabilities:
       Increase in accounts receivable, prepaid
          expenses and other assets.................      (4,905)         (4,610)         (2,541)
       Decrease (increase) in inventories...........       2,452          (8,723)        (12,264)
       Increase (decrease) in accounts payable and
          accrued liabilities.......................       3,095          (1,252)          7,529
       Increase (decrease) in accrued interest......         115          (2,451)          8,304
       Increase in accrued income taxes.............       1,332           2,807             355
                                                      -----------     -----------     -----------
          Net cash provided by operating
            activities..............................      36,526          15,636          33,314
                                                      -----------     -----------     -----------
Cash flows from financing activities:
  Repayment of long-term debt.......................      (5,406)        (56,859)       (188,206)
  Payment of deferred financing fees................          --            (100)         (1,251)
  Proceeds from initial public offering, net........          --          54,540              --
  Proceeds from long-term debt......................          --              --         187,557
  Other.............................................          69              96              --
                                                      -----------     -----------     -----------
          Net cash used by financing activities.....      (5,337)         (2,323)         (1,900)
                                                      -----------     -----------     -----------
Cash flows from investing activities:
  Purchases of property and equipment, net..........     (19,832)        (18,527)        (13,074)
  Acquisitions of businesses........................        (800)         (4,675)         (3,220)
  Other, net........................................      (1,027)         (1,285)           (560)
                                                      -----------     -----------     -----------
          Net cash used by investing activities.....     (21,659)        (24,487)        (16,854)
                                                      -----------     -----------     -----------
Cash and temporary cash investments:
  Net increase (decrease) during the period.........       9,530         (11,174)         14,560
  Balance, beginning of the period..................      19,730          30,904          16,344
                                                      -----------     -----------     -----------
  Balance, end of the period........................   $  29,260       $  19,730       $  30,904
                                                      ==========      ==========      ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Cole National Corporation (CNC), its wholly owned subsidiaries, including Cole National Group, Inc. (CNG), and CNG's wholly owned subsidiaries (collectively, the Company). All significant intercompany transactions have been eliminated in consolidation.

     The Company is a national specialty service retailer operating in both host and non-host environments. The Company's primary lines of business are personalized gifts and eyewear products, both of which are about equal in size based on sales. The Company sells its products nationally through over 2,300 retail locations in 49 states, and differentiates itself from other specialty retailers by providing value-added services at the point of sale at all of its retail locations. The Company considers its operations to be in one business segment.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are identified according to the calendar year in which they begin. Fiscal year 1995 consisted of 53 weeks, and fiscal years 1994 and 1993 each consisted of 52 weeks.

  Inventories

     The Company's inventories are valued at the lower of first-in, first-out
(FIFO) cost or market.

  Property and Depreciation

     The Company's policy is to provide depreciation using the straight-line method over a period which is sufficient to amortize the cost of the asset during its useful life.

     The estimated useful lives for depreciation purposes are:

        Buildings and improvements...................................... 5 to 40 years
        Equipment....................................................... 3 to 10 years
        Furniture and fixtures.......................................... 2 to 10 years
        Leasehold improvements.......................................... 2 to 20 years

     Property and equipment, at cost, consist of the following as of February 3, 1996 and January 28, 1995 (000's omitted):

                                                                       1996         1995
                                                                     --------     --------
    Land and buildings.............................................. $  3,615     $  4,989
    Furniture, fixtures and equipment...............................  116,968      104,061
    Leasehold improvements..........................................   36,467       31,251
                                                                     --------     --------
    Total property and equipment.................................... $157,050     $140,301
                                                                     ========     ========

  Store Opening Expenses

     Store opening expenses are charged to operations in the year the store is opened, which is generally the year the expense is incurred.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

  Other Assets

     Cost in excess of net assets of purchased businesses is being amortized on a straight-line basis over 40 years and is presented net of accumulated amortization of $29,640,000 and $26,880,000, at February 3, 1996 and January 28, 1995, respectively. Management, which regularly evaluates its accounting for goodwill, considering such factors as historical profitability, current operating profits and cash flows, believes that the asset is realizable and the amortization period is appropriate.

     Financing costs incurred in connection with obtaining long-term debt are capitalized and amortized over the life of the related debt using the effective interest method.

  Cash Flows

     For purposes of reporting cash flows, the Company considers all temporary cash investments, which have original maturities of three months or less, to be cash equivalents. The carrying value of cash equivalents approximates fair value because of the short maturity of such instruments.

     Net cash flows from operating activities reflect cash payments for income taxes and interest as follows (000's omitted):

                                                             1995        1994        1993
                                                            -------     -------     -------
    Income taxes........................................... $ 4,265     $ 2,249     $ 2,685
    Interest............................................... $21,580     $24,662     $ 8,530

     During 1995, non-cash financing activities included incurring $3,192,000 in capital lease obligations.

  Capital Stock

     At February 3, 1996 and January 28, 1995, there were 10,430,185 and 10,405,119, respectively, shares of common stock, par value $.001 per share (the Common Stock), outstanding. During 1995, all outstanding shares of Class B and Class C common stock were exchanged or converted in accordance with their terms on a share-for-share basis into Class A common stock issued by the Company. All shares of Class B and Class C common stock were cancelled. At February 3, 1996, there were 24,000,000 and 1,000,000 authorized shares of Class A common stock and undesignated preferred stock, respectively.

  Earnings Per Share

     Earnings per share for 1995, 1994 and 1993 have been calculated based on 10,415,047; 9,395,319 and 5,282,577, respectively, weighted average number of common shares outstanding. The impact of stock options and warrants has not been included in the calculation of earnings per share as the effect of their exercise is not material or is antidilutive.

  Stock-Based Compensation

     In 1996 the Company will adopt Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company intends to adopt this standard by disclosing the pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 29, 1995. The adoption of this standard will not impact the Company's results of operations, financial position or cash flows.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

  Asset Impairment

     In the first quarter of 1996 the Company will adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard requires the Company to evaluate the recoverability of long-lived assets based on expected future cash flows. The adoption of this standard is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

(2) INITIAL PUBLIC OFFERING

     On April 18, 1994, the Company completed an initial public offering (IPO) of five million shares of Common Stock at a price to the public of $12.00 per share. Net proceeds from the IPO were $54.5 million and were used to retire outstanding debt (see Note 3).

(3) LONG-TERM DEBT

     Long-term debt at February 3, 1996 and January 28, 1995 is summarized as follows (000's omitted):

                                                                       1996         1995
                                                                     --------     --------
    7.5% obligation in connection with Industrial Revenue
      Bonds......................................................    $    506     $    675
    11.25% senior notes:
      Face value                                                      181,000      186,000
      Unamortized discount.......................................      (1,834)      (2,118)
                                                                     --------     --------
              Total 11.25% senior notes..........................     179,166      183,882
    Capital lease obligations....................................       2,936           --
                                                                     --------     --------
                                                                      182,608      184,557
    Less current portion.........................................        (705)        (169)
                                                                     --------     --------
              Net long-term debt.................................    $181,903     $184,388
                                                                     ========     ========

     On September 30, 1993, CNG completed a public offering of $190.0 million of 11.25% Senior Notes (the CNG Notes). Proceeds of $187.6 million were used to repay $126.0 million of bank loans, plus accrued interest thereon, and $59.9 million of Senior Subordinated Notes including accrued interest. The Company recorded a net gain of $35.8 million (with no related income tax effect) on extinguishment of this debt in fiscal 1993.

     The CNG Notes are unsecured and mature October 1, 2001 with no earlier scheduled redemption or sinking fund payments. The CNG Notes bear interest at a rate of 11.25% per annum, payable semi-annually on each April 1 and October 1. The indenture pursuant to which the CNG Notes were issued restricts dividend payments to CNC to 50% of CNG's net income after October 31, 1993, plus amounts due to CNC under a tax sharing agreement and for administrative expenses of CNC not to exceed .25% of the Company's net sales. The indenture also contains certain optional and mandatory redemption features and other financial covenants.

     Concurrent with the issuance and sale of the CNG Notes, CNC also exchanged the remaining $50.0 million of Senior Subordinated Notes for new 13% Senior Notes due 2002. Interest was payable semi-annually and was paid in additional 13% Senior Notes.

     Proceeds from the Company's IPO were used to retire $4.0 million of the CNG Notes and all $50.0 million of the 13% Senior Notes during the first quarter of fiscal 1994. The Company recorded an extraordinary loss of $.9 million representing the payment of premiums, the write-off of unamortized discount and other costs associated with retiring this debt. The loss is net of an income tax benefit of $.5 million.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The agreement in connection with the Industrial Revenue Bonds provides for repayment of the obligation in annual installments of $168,750. The Industrial Revenue Bonds are secured by office and distribution facilities with a net book value of $1,781,000 at February 3, 1996.

     Annual aggregate principal payments due on long-term debt, excluding capital leases, are $168,750 in each of the years 1996 through 1998 with no payments due in 1999 or 2000.

     At February 3, 1996, the fair value of the Company's long-term debt was approximately $185.3 million compared to a carrying value of $182.6 million. The fair value was estimated primarily by using quoted market prices.

(4) REVOLVING CREDIT FACILITY

     The principal operating subsidiaries of CNG entered into a Revolving Credit Facility which provides for working capital borrowings, including letters of credit, of up to $50 million through December 31, 1998. Effective September 1, 1995, the working capital facility was amended such that borrowings bear interest, at the borrower's option, at the Prime Rate plus .25% or the Eurodollar Rate plus 2.5% per annum. The Company pays a commitment fee of .375% per annum on the total unused portion of the facility.

     The maximum amounts of short-term borrowings outstanding during 1995 and 1994 were $3.5 million and $13.0 million, respectively. No amounts were outstanding as of February 3, 1996 or January 28, 1995.

     The Revolving Credit Facility restricts dividend payments to CNG to amounts needed to pay interest and principal on the CNG Notes and certain amounts relating to taxes, along with up to $15.0 million plus .25% of the Company's net sales annually for other direct expenses of CNG or CNC. The Revolving Credit Facility also contains covenants which, among other things, require CNG to maintain certain financial ratios and specified levels of working capital, net worth and earnings, and limit the amount of capital expenditures.

(5) STOCK OPTIONS AND WARRANTS

     The Company had stock options outstanding at February 3, 1996 under the 1992 Management Stock Option Plan (the 1992 Plan), the 1993 Management Stock Option Plan (the 1993 Plan), the 1993 Option Agreements granting options to non-employee Directors (the 1993 Option Agreements) and the 1994 non-qualified Stock Option Plan for non-employee Directors (the 1994 Plan). The Company is authorized to issue to key employees up to 555,556 and 600,000 shares of Common Stock under the 1992 Plan and the 1993 Plan, respectively. The Company is also authorized to issue to non-employee Directors of the Company up to 22,500 and 100,000 shares of Common Stock under the 1993 Option Agreements and the 1994 Plan, respectively. Options generally become exercisable over a three or a four-year period from the date of grant and expire ten years from the date of grant.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The following summarizes the activity under the stock option plans and agreements:

                                                                     SHARES
                                                                  UNDER OPTION       PRICE RANGE
                                                                  ------------     ---------------
Outstanding at January 30, 1993..................................    600,556                 $3.00
  Granted........................................................    617,750          3.00 - 27.00
  Exercised......................................................   (376,634)                 3.00
  Cancelled......................................................    (27,750)         3.00 - 27.00
                                                                  ------------     ---------------
Outstanding at January 29, 1994..................................    813,922          3.00 - 27.00
  Granted........................................................      5,000                 12.63
  Exercised......................................................    (24,775)                 3.00
  Cancelled......................................................   (125,593)         3.00 - 27.00
                                                                  ------------     ---------------
Outstanding at January 28, 1995..................................    668,554          3.00 - 27.00
  Granted........................................................    123,100          9.75 - 13.69
  Exercised......................................................    (25,066)         3.00 - 10.00
  Cancelled......................................................    (17,291)         3.00 - 27.00
                                                                  ------------     ---------------
Outstanding at February 3, 1996..................................    749,297        $3.00 - $13.69
                                                                  ==========
Exercisable at February 3, 1996..................................    385,646        $3.00 - $12.63
                                                                  ==========

     At February 3, 1996, there were 17,284 shares available for future grant under the 1992 and 1993 Plans and 98,500 shares available for future grant under the 1994 Plan.

     During 1994, the Company offered holders of options granted under the 1993 Plan the opportunity to exchange a portion of their existing vested and unvested stock options for a reduced number of new options under the 1993 Plan with adjusted exercise prices and vesting schedules. The result was to reduce the aggregate number of options outstanding under the 1993 Plan, to extend the vesting schedule for the repriced options from four years to five years and to reduce the maximum exercise price from $27.00 per share to $12.25 per share.

     Payment for some of the options exercised between 1993 and 1995 has been made by executing promissory notes, of which $1,117,000 were outstanding at February 3, 1996. The promissory notes are secured by the shares of common stock acquired and payable five years from the date of exercise at interest rates ranging from 5.33% to 5.92%.

     In January 1996, the Board of Directors adopted the 1996 Management Stock Option Plan (the 1996 Plan). Under the 1996 Plan, the Company is authorized to issue to key employees up to 884,000 shares of Common Stock. Subsequent to year end, options for 663,000 shares were granted at $10.81 per share. These options become exercisable over a five-year period, subject to accelerated vesting based on the price of the Common Stock reaching certain specified levels, and expire ten years from the date of grant.

     At February 3, 1996, there were warrants to purchase 173,675 shares of Common Stock outstanding. Of these, warrants to purchase 2,625 shares are exercisable at $1.00 per share and expire in 2000. Warrants to purchase 92,107 shares are exercisable at $24.70 per share and expire on March 6, 1997. Warrants to purchase 78,943 shares are exercisable at $49.40 per share and expire on March 6, 1999.

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(6) STOCKHOLDERS' EQUITY

     In August 1995, the Company's Board of Directors approved a Stockholders' Rights Plan. The Rights Plan provides for the distribution of one Right for each outstanding share of the Company's Common Stock held of record as of the close of business on September 1, 1995 or that thereafter become outstanding prior to the earlier of the final expiration date of the Rights or the first date upon which the Rights become exercisable. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a price of $40.00, subject to adjustment. The Rights are not exercisable until ten days after a person or group buys or announces a tender offer for 15% or more of the Company's Common Stock, unless such date is extended as provided in the Rights Plan. In the event the Rights become exercisable, Rights that are beneficially owned by all other persons would be adjusted and such holders would thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of Common Stock (or, under certain circumstances, an economically equivalent security or securities of the Company) having a market value of two times the exercise price of the Right. The Rights will expire on August 31, 2005, unless extended or unless the Rights are earlier redeemed by the Company in whole, but not in part, at a price of $0.01 per Right, or exchanged.

(7) INCOME TAXES

     Income tax expense for fiscal 1995, 1994 and 1993 is detailed below (000's omitted):

                                                                   1995       1994       1993
                                                                 --------   --------   --------
Currently payable --
  Federal....................................................... $  4,518   $  3,228   $     --
  State and local...............................................    1,797      2,016      2,361
                                                                 --------   --------   --------
                                                                    6,315      5,244      2,361
                                                                 --------   --------   --------
Deferred --
  Federal.......................................................    3,361       (766)        --
  Utilization of net operating loss carryforwards...............    1,134      4,859         --
  Change in valuation allowance.................................       --    (14,246)        --
                                                                 --------   --------   --------
                                                                    4,495    (10,153)        --
                                                                 --------   --------   --------
  Income tax provision (benefit)................................ $ 10,810   $ (4,909)  $  2,361
                                                                 ========   ========   ========

     At February 3, 1996, the Company has minimum tax credits in the amount of approximately $2.0 million that can be carried forward indefinitely.

     The income tax expense reflected in the accompanying consolidated statements of income differs from the federal statutory rate as follows (000's omitted):

                                                                   1995       1994       1993
                                                                 --------   --------   --------
Tax provision at statutory rate................................. $  8,599   $  6,912   $  5,401
Tax effect of --
  State income taxes, net of federal tax benefit................    1,168      1,310      1,534
  Amortization of cost in excess of net assets of purchased
     businesses.................................................      900        901        901
  Benefit of net operating loss carryforward....................       --         --     (5,585)
  Change in valuation allowance.................................       --    (14,246)        --
  Other, net....................................................      143        214        110
                                                                 --------   --------   --------
       Tax provision (benefit).................................. $ 10,810   $ (4,909)  $  2,361
                                                                 ========   ========   ========

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities at February 3, 1996 and January 28, 1995 are as follows (000's omitted):

                                                                            1996        1995
                                                                           -------     -------
Deferred tax assets:
  Employee benefit accruals............................................... $ 3,375     $ 3,883
  Other non-deductible accruals...........................................   3,959       4,315
  State and local taxes...................................................   1,108         981
  Tax credit and net operating loss carryforwards.........................   1,990       4,693
  Other...................................................................   1,252         712
                                                                           -------     -------
          Total deferred tax assets.......................................  11,684      14,584
                                                                           -------     -------
Deferred tax liabilities:
  Depreciation and amortization...........................................  (5,225)     (3,763)
  Other...................................................................    (836)       (668)
                                                                           -------     -------
          Total deferred tax liabilities..................................  (6,061)     (4,431)
                                                                           -------     -------
Net deferred taxes........................................................ $ 5,623     $10,153
                                                                           =======     =======

(8) RETIREMENT PLANS

     The Company maintains a noncontributory defined benefit pension plan (the Retirement Plan) that covers employees who have met eligibility service requirements and are not members of certain collective bargaining units. The Retirement Plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and their compensation levels near retirement.

     The Company's policy is to fund amounts necessary to keep the Retirement Plan in full force and effect, in accordance with the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. Actuarial present values of benefit obligations are determined using the projected unit credit method.

     Pension expense for fiscal 1995, 1994 and 1993 includes the following components (000's omitted):

                                                                     1995      1994      1993
                                                                    -------   -------   -------
Service cost -- benefits earned during the period.................. $   528   $   581   $   620
Interest cost on the projected benefit obligation..................   1,369     1,292     1,275
Less:
  Return on plan assets --
     Actual........................................................  (1,138)      178      (452)
     Deferred......................................................      11    (1,294)     (640)
                                                                    -------   -------   -------
                                                                     (1,127)   (1,116)   (1,092)
  Amortization of transition asset over 17.9 years.................    (179)     (179)     (179)
                                                                    -------   -------   -------
          Net pension expense...................................... $   591   $   578   $   624
                                                                    =======   =======   =======

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

     The following sets forth the funded status of the Retirement Plan at December 31, 1995 and 1994 based upon the actuarial present values of benefit obligations (000's omitted):

                                                                            1995        1994
                                                                           -------     -------
Accumulated benefit obligations:
  Vested.................................................................. $17,147     $14,550
  Nonvested...............................................................     291         218
                                                                           -------     -------
          Total........................................................... $17,438     $14,768
                                                                           =======     =======
Projected benefit obligation for service rendered to date................. $19,030     $15,842
Fair value of plan assets, primarily money market and equity mutual
  funds...................................................................  13,849      12,052
                                                                           -------     -------
Plan assets less than projected benefit obligation........................  (5,181)     (3,790)
Unrecognized prior service cost...........................................     168         197
Net unrecognized loss.....................................................   2,983         947
Unamortized transition asset..............................................  (1,595)     (1,774)
                                                                           -------     -------
          Pension liability included in accrued liabilities............... $(3,625)    $(4,420)
                                                                           =======     =======

     The weighted average discount rate used to measure the projected benefit obligation was 7.75% in 1995 and 8.50% in 1994. For both years, the rate of increase in future compensation levels was 5.0% and the expected long-term rate of return on plan assets was 9.5%.

     During fiscal 1993, the Company established a defined contribution plan, including features under Section 401(k) of the Internal Revenue Code, which will provide retirement benefits to its employees. Eligible employees may contribute up to 15% of their compensation to the plan. There is no mandatory matching of employee contributions by the Company, but discretionary matches of $164,000, $164,000 and $100,000 were recorded for 1995, 1994 and 1993, respectively.

     During fiscal 1994, the Company established two Supplemental Executive Retirement Plans which will provide for the payment of retirement benefits to participating executives supplementing amounts payable under the Company's Retirement Plan. The first plan is an excess benefit plan designed to replace benefits that would otherwise have been payable under the Retirement Plan but that were limited as a result of certain tax law changes. The second plan is a defined contribution plan under which participants will receive an annual credit based on a percentage of base salary, subject to vesting requirements. Expense for these plans for fiscal 1995 and 1994 was $447,000 and $413,000, respectively.

(9) COMMITMENTS

     The Company leases a substantial portion of its facilities including laboratories, office and warehouse space, and retail store locations. These leases have initial terms of up to 10 years and typically do not provide for renewal options. In most leases covering retail store locations, additional rents are payable based on store sales. In addition, the Company operates departments in various host stores paying occupancy costs solely as a percentage of sales under agreements containing short-term cancellation clauses. Generally, the Company is required to pay taxes and normal expenses of operating the premises for laboratory, office, warehouse and

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

retail store leases; the host stores pay these expenses for departments operated on a percentage-of-sales basis. The following amounts represent rental expense for fiscal 1995, 1994 and 1993 (000's omitted):

                                                             1995        1994        1993
                                                            -------     -------     -------
     Occupancy costs based on sales.......................  $50,218     $47,198     $41,329
     All other rental expense.............................   32,697      30,003      27,940
     Sublease rental income...............................   (1,510)     (1,455)     (1,197)
                                                            -------     -------     -------
                                                            $81,405     $75,746     $68,072
                                                            =======     =======     =======

     During 1995, the Company entered into leases for equipment which have been accounted for as capital leases. At February 3, 1996, property under capital leases consisted of $3,192,000 in equipment with accumulated amortization of $37,000.

     At February 3, 1996, future minimum lease payments for all leases, and the present value of future minimum lease payments for capital leases are as follows (000's omitted):

                                                                 CAPITAL     OPERATING
                                                                 LEASES       LEASES
                                                                 -------     ---------
        1996...................................................  $  675      $ 30,053
        1997...................................................     698        26,727
        1998...................................................     698        23,537
        1999...................................................     785        19,678
        2000...................................................     610        15,308
        2001 and Thereafter....................................      --        36,621
                                                                 -------     ---------
        Total future minimum lease payments....................   3,466      $151,924
                                                                             =========
        Amount representing interest...........................    (530 )
                                                                 -------
        Present value of future minimum lease payments.........  $2,936
                                                                 ======

     Effective March 25, 1995, CNG entered into an agreement with a third party for the management and operation of the Company's data processing center. The agreement expires in March 2005 and may be terminated by the Company upon six months' notice and payment of certain fees for termination.

     The agreement provides for minimum payments as follows (000's omitted):

                    1996.........................................  $ 6,448
                    1997.........................................    5,674
                    1998.........................................    5,020
                    1999.........................................    6,442
                    2000.........................................    6,829
                    Thereafter...................................   21,307
                                                                   -------
                                                                   $51,720
                                                                   =======

COLE NATIONAL CORPORATION AND SUBSIDIARIES
- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

(10) ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

     The Company has made several acquisitions, each of which has been accounted for as a purchase. In May 1995, the Company acquired the assets of 59 optical departments located in BJ's Wholesale Clubs for a purchase price of $1.1 million. In January 1994, the Company acquired the assets of 107 leased optical departments within Montgomery Ward stores for a purchase price of $4.7 million. In September 1993, the Company acquired the operating assets from and assumed certain liabilities of Contact Lens Supply, Inc., a mail order distributor of contact lenses, for a purchase price of $3.2 million.

     In April 1995, the Company sold its 39 Sunspot fashion sunglass kiosks. No gain or loss was recognized on this transaction.

(11) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The Company's business is seasonal, with approximately 30% of its sales and approximately 50% of its income from operations generated in the fourth fiscal quarter which contains the important Christmas selling season.

     The following is a summary of quarterly financial data for the 53 weeks ended February 3, 1996 and the 52 weeks ended January 28, 1995. The fourth quarter of fiscal 1995 consisted of 14 weeks; all other quarters consisted of 13 weeks (000's omitted except per share amounts).

                                                             QUARTER ENDED
                                         ------------------------------------------------------
                                         APRIL 29,     JULY 29,     OCTOBER 28,     FEBRUARY 3,
                                           1995          1995          1995            1996
                                         ---------     --------     -----------     -----------
    Net sales..........................  $125,254      $138,099      $ 138,646       $ 175,092
    Gross margin.......................    86,530        94,758         95,465         117,404
    Net income (loss)..................       (27 )       3,766            229           9,790
    Earnings per share.................       .00           .36            .02             .94

                                                             QUARTER ENDED
                                         ------------------------------------------------------
                                         APRIL 30,     JULY 30,     OCTOBER 29,     JANUARY 28,
                                           1994          1994          1994            1995
                                         ---------     --------     -----------     -----------
    Net sales..........................  $115,680      $129,738      $ 123,688       $ 158,943
    Gross margin.......................    81,047        90,369         85,579         106,331
    Income (loss) before extraordinary
      items............................    (1,147 )       5,303           (880)         21,381
    Net income (loss)..................    (2,557 )       5,303           (880)         21,874
    Earnings (loss) per share:
      Income (loss) before
         extraordinary items...........      (.18 )         .51           (.08)           2.06
      Net income (loss)................      (.40 )         .51           (.08)           2.11

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Available Information...................    2
Incorporation of Certain
  Documents by Reference................    2
The Company.............................    3
Use of Proceeds.........................    4
Selected Financial Data.................    4
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    5
Risk Factors............................   10
Management..............................   12
Underwriting............................   13
Legal Matters...........................   14
Experts.................................   14
Index to Financial Statements...........  F-1

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                1,250,000 SHARES

                           COLE NATIONAL CORPORATION

                              CLASS A COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                               MCDONALD & COMPANY
                                SECURITIES, INC.

                               SMITH BARNEY INC.
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Shares being registered hereby, other than underwriting discounts and commissions.

Securities and Exchange Commission registration fee............................    $    9,945
National Association of Securities Dealers, Inc. filing fee....................         3,384
Printing costs.................................................................        75,000
Accounting fees and expenses...................................................        15,000
Legal fees and expenses (not including Blue Sky)...............................        40,000
Blue Sky fees and expenses.....................................................        10,000
Miscellaneous expenses.........................................................        21,671
                                                                                   ----------
          Total................................................................    $  175,000
                                                                                    =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Seventh of the Company's Certificate provides that the Company will indemnify its officers, directors and each person who is or was serving or who had agreed to serve at the request of the Board of Directors or an officer of the Company as an employee or agent of the Company or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") or any other applicable laws as from time to time may be in effect and that the Company may enter into agreements which provide for indemnification greater or different from that provided in the Certificate. In addition, the Company has provided in Article Eighth of its Certificate that no director will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duty as a director, to the full extent permitted by the DGCL or any other applicable laws as from time to time may be in effect. The Certificate further provides that any repeal or modification of Article Seventh or Article Eighth will not adversely affect the right or protection existing under such provision prior to such repeal or modification.

     Subsection (a) of the Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the paragraph above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 further provides that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that any indemnification under subsections (a) and
(b) of Section 145 (unless ordered by a court) will be made by a corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145; that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount unless it is ultimately determined that he is not entitled to be indemnified by the corporation; that indemnification provided for by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that a corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     The Company has entered into indemnity agreements (the "Indemnity Agreements") with the current Directors and executive officers of the Company and expects to enter into similar agreements with any Director or those executive officers designated by the Board of Directors of the Company elected or appointed in the future at the time of their election or appointment.

     Pursuant to the Indemnity Agreements, the Company will indemnify a Director or officer of the Company (the "Indemnitee") if the Indemnitee is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the Indemnitee is or was a Director or officer of the Company, or is or was serving at the request of the Company in certain capacities with another entity, against any and all costs, charges and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such proceeding. Indemnity is available to the Indemnitee unless it proved by clear and convincing evidence that the Indemnitee's action or failure to act was not in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

     The Indemnity Agreements mandate advancement of expenses to the Indemnitee if the Indemnitee provides the Company with a written promise that (i) he has reasonably incurred or will reasonably incur actual expenses in defending an actual civil, criminal, administrative, or investigative action, suit, proceeding or claim and (ii) he will repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company. In addition, the Indemnity Agreements provide various procedures and presumptions in favor of the Indemnitee's right to receive indemnification under the Indemnity Agreement.

     Reference is made to the Underwriting Agreement, which will provide for indemnification by the Underwriters of the Company's and its subsidiaries' respective directors and officers who sign the Registration Statement, and any person controlling the Company against certain civil liabilities, including liabilities under the Securities Act, in connection with information relating to such Underwriters provided by or on behalf of such Underwriters for use in the Registration Statement.

     Under the Company's Director and Officer Liability Insurance Policy, each director and certain officers of the Company are insured against certain liabilities which might arise in connection with their respective positions with the Company.

ITEM 16. EXHIBITS

     The following Exhibits are filed herewith and made a part hereof:

                                                                                  PAGINATION BY
EXHIBIT                                                                            SEQUENTIAL
NUMBER                            DESCRIPTION OF DOCUMENT                       NUMBERING SYSTEM
- ------         -------------------------------------------------------------    -----------------
  1.1          Form of Underwriting Agreement.
  4.1          Restated Certificate of Incorporation of the Company is
               incorporated herein by reference to Exhibit 3.1(i) of the
               Company's Annual Report on Form 10-K for the period ended
               February 3, 1996 (File No. 1-12814).
  4.2          Amended and Restated By-Laws of the Company is incorporated herein by reference to Exhibit 3.2(ii) of the Company's
               Annual Report on Form 10-K for the period ended February 3,
               1996 (File No. 1-12814).
  4.3          Indenture dated as of September 30, 1993 between CNG and
               Norwest Bank Minnesota, N.A., as trustee, relating to the
               11 1/4% Senior Notes due 2001 (the form of which Senior Note is included in such Indenture) is incorporated herein by
               reference to Exhibit 4.1 of the Company's Annual Report on
               Form 10-K for the period ended February 3, 1996 (File No.
               1-12814).
  4.4          The Company by this filing agrees, upon request, to file with the SEC the instruments defining the rights of holders of
               long-term debt of the Company and its subsidiaries where the total amount of securities authorized thereunder does not
               exceed 10% of the total assets of the Company and its
               subsidiaries on a consolidated basis.
  5.1          Opinion of Jones, Day, Reavis & Pogue as to the validity of the securities being offered.
 23.1          Consent of Jones, Day, Reavis & Pogue (included in Exhibit
               5.1).
 23.2          Consent of Arthur Andersen LLP.
 24.1          Power(s) of Attorney.

ITEM 17. UNDERTAKINGS

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(a) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(a) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets the requirements for filing a Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on June 12, 1996.

                                            COLE NATIONAL CORPORATION

                                            By:   /s/  WAYNE L. MOSLEY

                                                       WAYNE L. MOSLEY
                                                VICE PRESIDENT AND CONTROLLER

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

               SIGNATURE                                 TITLE                      DATE
- ----------------------------------------   ------------------------------------------------------
                       *                   Chairman and Chief                       June 12, 1996
            JEFFREY A. COLE                Executive Officer and Director
                                           (Principal Executive Officer
                                           and Principal Financial Officer)
                       *                   President, Chief Operating               June 12, 1996
             BRIAN B. SMITH                Officer and Director
           /s/  WAYNE L. MOSLEY            Vice President and Controller            June 12, 1996
            WAYNE L. MOSLEY                (Principal Accounting Officer)
                       *                   Director                                 June 12, 1996
           TIMOTHY F. FINLEY
                       *                   Director                                 June 12, 1996
             IRWIN N. GOLD
                       *                   Director                                 June 12, 1996
            PETER V. HANDAL
                       *                   Director                                 June 12, 1996
           CHARLES A. RATNER

* The undersigned by signing his name hereto, does sign and execute this Registration Statement pursuant to the Powers of Attorney executed by the above-named officers and directors of the Company and which are being filed herewith with the Securities and Exchange Commission on behalf of such officers and directors.

  /s/  WAYNE L. MOSLEY

 WAYNE L. MOSLEY, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

                                                                              PAGINATION BY
    EXHIBIT                                                                SEQUENTIAL NUMBERING
    NUMBER                     DESCRIPTION OF DOCUMENT                            SYSTEM
    ------     --------------------------------------------------------    --------------------
      1.1      Form of Underwriting Agreement.
      4.1      Restated Certificate of Incorporation of the Company is
               incorporated herein by reference to Exhibit 3.1(i) of
               the Company's Annual Report on Form 10-K for the period
               ended February 3, 1996 (File No. 1-12814).
      4.2      Amended and Restated By-Laws of the Company is
               incorporated herein by reference to Exhibit 3.2(ii) of
               the Company's Annual Report on Form 10-K for the period
               ended February 3, 1996 (File No. 1-12814).
      4.3      Indenture dated as of September 30, 1993 between CNG and
               Norwest Bank Minnesota, N.A., as trustee, relating to
               the 11 1/4% Senior Notes due 2001 (the form of which
               Senior Note is included in such Indenture) is
               incorporated herein by reference to Exhibit 4.1 of the
               Company's Annual Report on Form 10-K for the period
               ended February 3, 1996 (File No. 1-12814).
      4.4      The Company by this filing agrees, upon request, to file
               with the Commission the instruments defining the rights
               of holders of long-term debt of the Company and its
               subsidiaries where the total amount of securities
               authorized thereunder does not exceed 10% of the total
               assets of the Company and its subsidiaries on a
               consolidated basis.
      5.1      Opinion of Jones, Day, Reavis & Pogue as to the validity
               of the securities being offered.
     23.1      Consent of Jones, Day, Reavis & Pogue (included in
               Exhibit 5.1).
     23.2      Consent of Arthur Andersen LLP.
     24.1      Power(s) of Attorney.